

Pernod Ricard

82-3361

DF/Lettres2005/273.2005



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

30th of June 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD



Pernod Ricard

Addition of an early redemption option for the benefit of Pernod Ricard in its convertible bond (OCEANE) 2.5 % 2008

Press Release - Paris, June 29, 2005

Pernod Ricard announces today a proposal to modify its OCEANE 2,5 % (the "Bonds") issued on February 13, 2002 due on January 1, 2008 in an aggregate principal amount of €488.749.999 convertible and/or exchangeable into new or existing Pernod Ricard shares. The modification would consist of the addition of an early redemption call option for the benefit of Pernod Ricard according to the following terms.

Proposed modification

The proposed modification would give Pernod Ricard the right to request the early redemption of the Bonds, from the effective date of the resolution approving such modification voted by the meeting of the collective group of bondholders until their maturity. This redemption option for the benefit of Pernod Ricard would favor the Bonds' early conversion. In return for this early redemption option which the bondholders would grant to Pernod Ricard, the bondholders will receive a complementary payment in cash.

To this effect, Pernod Ricard will convene a bondholders' meeting to approve a resolution which would introduce an early redemption option in respect of all Bonds at a price ensuring that an initial subscriber, on the effective date of the redemption, and after having considered the interests paid, would obtain a gross actuarial rate of return of 4.35% (which is identical to the original gross actuarial rate of return), and a complementary payment. In this respect, the bondholders will be offered a cash payment (in the amounts set forth in the Schedule), established on the basis of the share price during the 5 day period preceding the bondholders meeting and paid on the business day following the effectiveness of the resolution. This resolution will also provide for the payment of a conversion premium of €4,50 per Bond in the event of a conversion of the Bonds subsequently to the notification of the exercise of this early redemption option by Pernod Ricard, paid upon delivery of the shares. The resolution, once approved, will only take effect subject to the condition that the "*Scheme of Arrangement*" relating to the acquisition by the Company of Allied Domecq has taken effect (if certain conditions are satisfied and certain approvals granted, the "*Scheme of Arrangement*" will take effect on July 26, 2005). If the resolution is approved, Pernod Ricard will have the right, from the business day following the effective date of the resolution, to immediately request the early redemption of the Bonds, after publication of a financial notice informing of its decision at the latest one month prior to the redemption date.

Pernod Ricard indicates that it wishes to exercise promptly this early redemption option in order to strengthen its equity in accordance with its undertaking *vis-à-vis* the pool of lending banks in the context of the financing of the acquisition of Allied Domecq. Pernod Ricard will however still have the ability not to exercise this early redemption option.

Financial Details

According to Emmanuel Babeau, Chief Financial Officer of Pernod Ricard: "This modification of the terms of the OCEANE would allow us to accelerate the conversion of the Bonds into shares permitting a strengthening of Pernod Ricard's equity in the short run and would be a first step towards the decrease of the debt in respect of the acquisition of Allied Domecq." This conversion would result in the issuance of a maximum number of shares of 5,709,518 representing approximately 8.1% of the current share capital (prior the increase in share capital resulting from the acquisition of Allied Domecq), and a reduction of the debt in the amount of approximately € 490 M (in French GAAP).

Request for bondholders' approval

The implementation of the proposed modification of the terms of the Bonds requires the prior approval of the bondholders pursuant to Article L. 228-103 of the French Code de Commerce. This approval requires a quorum of one third of the outstanding bonds and a majority of two thirds of the voting rights held by the bondholders present or represented. If this quorum is not satisfied at the first meeting of the bondholders, the meeting will be adjourned and the quorum required at any such reconvened meeting will consist of one quarter of the total amount of the outstanding bonds (the required majority of two thirds remaining unchanged).

The first meeting of the bondholders will take place on July 21, 2005. The bondholders have until July 18, 2005 before 9 a.m. to send their proxy instructions and blocking certificates in accordance with the procedures set out in a forthcoming notification in the *Bulletin des Annonces Légales Obligatoires* (the "BALO").

Indicative Schedule of the bondholders meeting

	2005
Publication of the first notification of meeting in the *BALO*	July 6
Final date for Société Générale, entity in charge of the administration of the bonds, to receive the blocking certificates and proxy instructions for the bondholders meeting (before 9 a.m.)	July 18
Meeting of the bondholders on first notification	July 21
First day of the early redemption option exercise period	business day following the effective date of the acquisition of Allied Domecq (expected to be 26 July 2005)
Cash payment date(i)	business day following the effective date of the acquisition of Allied Domecq (expected to be 26 July 2005)

(i) : paid to the bondholders registered on this date.

Contacts Pernod Ricard

Francisco de la VEGA / Communication Director	Tel : +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations Director	Tel : +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel : +33 (0)1 41 00 40 88

For more information on Pernod Ricard, you can access our website :
www.pernod-ricard.com

Note:

The calendar of the bondholders meeting is based on a single call, a bondholders meeting held on first notification, and may be modified if a second notification of the bondholders is necessary. In this case, the second bondholders meeting will take place on July 28, 2005. The first day of the exercise period for the early redemption option and the date of the cash payment would then be postponed to the business day following the second meeting of the bondholders.

This announcement may not be published, distributed or circulated in the United States. The early redemption option, if approved, will not be exercisable from the United States. This announcement is not an offer to purchase securities in the United States or solicitation of an order to sell securities in the United States or in any other jurisdiction where such offer or solicitation would be illegal.

Within the context of the issuance of bonds, this announcement is only intended for investment professionals as per the Financial Services and Markets Act 2000 (Financial Promotion Order 2001) and any other persons to whom it may lawfully be communicated. No other person should act or rely on it. Persons distributing this announcement must satisfy themselves that it is lawful to do so.

Weighted average price in €	Cash Payment	Conversion Premium	Complementary Remuneration* = Cash Payment + Conversion premium
from 110,01 to 111	7.74	4.50	12.24
from 111,01 to 112	7.41	4.50	11.91
from 112,01 to 113	7.09	4.50	11.59
from 113,01 to 114	6.77	4.50	11.27
from 114,01 to 115	6.55	4.50	11.05
from 115,01 to 116	6.22	4.50	10.72
from 116,01 to 117	6.00	4.50	10.50
from 117,01 to 118	5.78	4.50	10.28
from 118,01 to 119	5.56	4.50	10.06
from 119,01 to 120	5.34	4.50	9.84
from 120,01 to 121	5.12	4.50	9.62
from 121,01 to 122	4.90	4.50	9.40
from 122,01 to 123	4.79	4.50	9.29
from 123,01 to 124	4.57	4.50	9.07
from 124,01 to 125	4.45	4.50	8.95
from 125,01 to 126	4.23	4.50	8.73
from 126,01 to 127	4.11	4.50	8.61
from 127,01 to 128	4.00	4.50	8.50
from 128,01 to 129	3.88	4.50	8.38
from 129,01 to 130	3.76	4.50	8.26
from 130,01 to 131	3.64	4.50	8.14
from 131,01 to 132	3.53	4.50	8.03
from 132,01 to 133	3.41	4.50	7.91
from 133,01 to 134	3.40	4.50	7.90
from 134,01 to 135	3.28	4.50	7.78
from 135,01 to 136	3.16	4.50	7.66
from 136,01 to 137	3.15	4.50	7.65
from 137,01 to 138	3.03	4.50	7.53
from 138,01 to 139	3.02	4.50	7.52
from 139,01 to 140	3.00	4.50	7.50
from 140,01 to 141	2.89	4.50	7.39
from 141,01 to 142	2.87	4.50	7.37
from 142,01 to 143	2.86	4.50	7.36
from 143,01 to 144	2.84	4.50	7.34
from 144,01 to 145	2.83	4.50	7.33
from 145,01 to 146	2.82	4.50	7.32
from 146,01 to 147	2.70	4.50	7.20
from 147,01 to 148	2.69	4.50	7.19
from 148,01 to 149	2.77	4.50	7.27
from 149,01 to 150	2.66	4.50	7.16
greater than 150,01	2.75	4.50	7.25

* There is a Complementary Remuneration for each weighted average price which is comprised of the cash payment and the conversion premium